Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS ORDINARY MEETING HELD ON NOVEMBER 30, 2023

1.Date, Time, and Venue: On November 30, 2023, at 10:00 a.m., its Board of Directors (“Board”) met at the branch of Suzano S.A. (“Company”), located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors of the Company attended the Meeting, representing the entirety of the Board: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. Also attended this meeting, as guests, Mr. Walter Schalka, President of the Company, Mr. Marcelo Bacci, Chief Financial and Investor Relations Officer, as well as Mr. Marcos Moreno Chagas Assumpção, as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: Annual Budget 2024.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.	Presentation, discussions on the agenda, and resolutions:

7.1The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved pursuant to article 14(h) of the Bylaws of the Company, the proposed Annual Budget for the fiscal year of 2024, as per the provided material and the executive officers were authorized to invest and spend the amounts as envisaged in the Budget.

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on November 30, 2023 at 10 a.m.)

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting.  It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website. Signatures: Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Board Member), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, November 30, 2023.

Marcos Moreno Chagas Assumpção

Secretary